UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014
________________________

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 28, 2014 entitled “Final Approval for Manati Field Acquisition in Brazil”

item 1

FOR IMMEDIATE RELEASE

FINAL APPROVAL FOR
MANATI FIELD ACQUISITION IN BRAZIL

March 28, 2014 - GeoPark Limited ("GeoPark"), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Chile, Colombia, Brazil and Argentina (NYSE: GPRK), is pleased to announce that the Brazilian National Petroleum, Natural Gas and Biofuels Agency ("ANP") approved in its Board meeting held on March 26 (i) the replacement of the parental guarantee of Panoro Energy ASA with the parental guarantee of GeoPark, and (ii) the transfer of the quotas of Rio das Contas Produtora de Petroleo Ltda. from Panoro Energy do Brasil Ltda. to GeoPark Brasil Exploração e Produção de Petroleo e Gas Ltda. The closing of the acquisition is expected to occur within the following days, after the payment mechanisms and transfer of quotas are completed.

On May 15, 2013, GeoPark announced the execution of a quota purchase agreement with Panoro Energy do Brasil Ltda to acquire Rio das Contas Produtora de Petróleo Ltda, which holds a ten percent interest in the BCAM-40 block and includes the Manati Field in the Camamu-Almada basin. The agreed purchase price is US$140 million and GeoPark will receive the net cash proceeds from all production attributable to Rio das Contas since May 1, 2013.

GeoPark has entered into a 5 year credit facility agreement with Itau BBA International plc for US$70.5 million to finance 50% of the purchase price.

"The Manati Field acquisition, together with the nine blocks awarded to GeoPark by the ANP in Rounds 11 and 12, provide a solid risk-balanced entry platform into Brazil and confirm our commitment to developing a long term upstream oil and gas business in this high potential hydrocarbon country. Our new Brazil assets also represent an important component of our overall Latin American growth strategy which includes our expanding platforms in Colombia and Chile” commented James F. Park, CEO of GeoPark.

The Manati Field is operated by Petrobras (35% working interest), the Brazilian national company, largest oil and gas operator in Brazil and internationally-respected offshore operator. Other partners in the block include Queiroz Galvao Exploracao e Producao (45% working interest) and Brasoil Manati Exploracao Petrolifera S.A. (10% working interest). The Manati Field (100%) is currently producing approximately 212 mmcfpd of gas (37,740 boepd).

Contacts:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600	www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION
This press release may contain statements that constitute forward-looking statements. Many of the forward looking statements contained can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the intent, belief or current expectations. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.
Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Investors are urged to consider closely the disclosure in GeoPark's fillings available at www.geo-park.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: March 28, 2014